

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 4, 2016

Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

      Re: **IHS Inc.**
             Form 10-K for the Fiscal Year Ended November 30, 2015
             Filed January 15, 2016
             File No. 001-32511

Dear Mr. Hyatt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kathleen Collins

                                  Kathleen Collins
                                  Accounting Branch Chief
                                  Office of Information Technologies
                                  and Services